OMB APPROVAL
OMB NUMBER	3235-0058
Expires:	April 30, 2025
Estimated average burden
hours per response	2.50
SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Catalent, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

14 Schoolhouse Road

Address of Principal Executive Office (Street and Number)

Somerset, NJ 08873

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Catalent, Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Form 10-Q”) by the prescribed filing due date of November 9, 2023 and does not expect to file the Form 10-Q on or before the expiration of the five calendar day extension period provided in Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

As previously reported in the Company’s Notification of Late Filing on Form 12b-25 filed on August 30, 2023 with the Securities and Exchange Commission (“SEC”), the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (“2023 Form 10-K”) within the prescribed period because it required additional time to complete its procedures related to management’s assessment of the effectiveness of its internal controls over financial reporting as of June 30, 2023 and other closing procedures. The Company continues to dedicate significant resources to the completion of such procedures for the fourth quarter of fiscal year 2023. The Company also requires additional time to complete its procedures related to management’s assessment of the measurement and timing of a non-cash goodwill impairment of approximately $700 million which relates primarily to acquisitions in the Company’s Consumer Health and Biomodalities reporting units in its Pharma and Consumer Health and Biologics segments, respectively, and other closing procedures. The Company is working diligently to complete the necessary work to file the 2023 Form 10-K, which is expected on or before November 27th, and currently expects to file the Form 10-Q promptly following the filing of the 2023 Form 10-K.

Based on currently available information and subject to the completion of its evaluation of the potential impairment charge, as well as the preparation of the Company’s financial statements and assessment of the Company’s internal controls over financial reporting and completion of the audits thereof, the Company does not expect any material change to the financial results to be included in the 2023 Form 10-K compared to the financial information reported in the earnings release the Company furnished to the SEC on the Current Report on Form 8-K filed on August 29, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Matti Masanovich	732	537-6200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for fiscal year ended June 30, 2023

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant change in its results of operations for the three months ended September 30, 2023, compared to the three months ended September 30, 2022, primarily due to the potential non-cash goodwill impairment described above in Part III, and an anticipated nearly 50% decline in COVID-related revenue compared to the prior-year period. The Company intends to release preliminary results for the three months ended September 30, 2023 on November 15, 2023 and has scheduled a public webcast to discuss the preliminary earnings results on the same day, and expects to reaffirm its previously issued fiscal year 2024 guidance.

Catalent, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2023	By	/s/ Matti Masanovich

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).